UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-32482

SILVER WHEATON CORP.
(Translation of registrant's name into English)

Suite 3500, 1021 West Hastings Street
Vancouver, British Columbia
V6E 0C3
(604) 684-9648
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

This report on Form 6-K shall be incorporated by reference into the registrant's Registration Statement on Form S-8 (File No. 333-128128) under the Securities Act of 1933, as amended.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP.
(Registrant)

Date: March 30, 2017	By:	/s/ Curt Bernardi

Curt Bernardi
	Title:	Senior Vice President, Legal and Corporate Secretary

EXHIBIT INDEX

99.1	Amended Share Option Plan